Delisting Determination,The Nasdaq Stock Market, LLC,
June 5, 2013, Saba Software, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Saba Software, Inc.
(the Company), effective at the opening of the trading session on June 17, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs
determination on October 5, 2012. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated December 21, 2012, granting the Company continued listing pursuant to an exception through April 4, 2013, by which date the Company was required to regain compliance with Listing Rule 5250(c)(1). However, the Company did not regain compliance by that date. On April 5, 2013, the Panel issued a final delisting determination and notified the Company that trading in the Companys securities would be suspended on April 9, 2013.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on May 20, 2013.